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SEC MAIL PROCESSING RECEIVED FEB 23 2005 WASH., D.C. 202 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-41403~~

8-66186

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Financo Securities, LLC ~~(a wholly owned subsidiary of Financo Inc.)~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue
(No. and Street)

New York (City) N Y (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott D. Abrams (212) 593-7385
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) N Y (State) 10017 (Zip Code)

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Scott D. Abrams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Financo Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President of Finance and Systems

Title

Marci Lauren Riddell

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCO SECURITIES, LLC
(a wholly owned subsidiary of
Financo Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2004

FINANCO SECURITIES, LLC
(a wholly owned subsidiary of Financo Inc.)

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

To the Managing Member of
Financo Securities, LLC

We have audited the accompanying statement of financial condition of Financo Securities, LLC (the "Company"), a wholly owned subsidiary of Financo Inc., as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financo Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
January 11, 2005

FINANCO SECURITIES, LLC
(a wholly owned subsidiary of Financo Inc.)

Statement of Financial Condition
December 31, 2004

ASSETS	
Cash and cash equivalents	$ 64,272
LIABILITIES	
Accrued expenses	$ 15,500
MEMBER'S EQUITY	48,772
	$ 64,272

See notes to financial statements

FINANCO SECURITIES, LLC
(a wholly owned subsidiary of Financo Inc.)

Statement of Operations
For the Year Ended December 31, 2004

Revenue:	
Investment banking fee	**$ 1,187,180**
Expenses:	
Management fees to Parent	**387,687**
Professional services	**21,037**
Regulatory fees	**5,357**
Other	**2,931**
	417,012
Net income	**$ 770,168**

See notes to financial statements

FINANCO SECURITIES, LLC
(a wholly owned subsidiary of Financo Inc.)

Statement of Changes in Member's Equity

Member's equity - December 31, 2003	$ 9,917
Contributions	418,687
Distributions	(1,150,000)
Net income	770,168
Member's equity - December 31, 2004	$ 48,772

See notes to financial statements

FINANCO SECURITIES, LLC
(a wholly owned subsidiary of Financo Inc.)

Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 770,168
Adjustments to reconcile net income to net cash provided by operating activities:	
Accrued expenses	15,500
Net cash provided by operating activities	785,668
Cash flows from financing activities:	
Member's contributions	418,687
Member's distributions	(1,150,000)
Net cash used in operating activities	(731,313)
Net increase in cash and cash equivalents	54,355
Cash and cash equivalents - beginning of year	9,917
Cash and cash equivalents - end of year	$ 64,272

Supplemental schedule of noncash financing activities:
Management fees payable of $387,687 for the year ended December 31, 2004 were contributed to equity by the Parent in lieu of a cash payment.

See notes to financial statements

NOTE A - ORGANIZATION AND BUSINESS

Financo Securities, LLC (the "Company"), a wholly owned subsidiary of Financo Inc. (the "Parent") was incorporated on December 9, 1999. The Company became a broker-dealer on March 1, 2004 and as such is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company provides investment banking services and financial advisory and capital-raising services, principally related to merger and acquisition advice and equity private placements. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

Cash and cash equivalents consist of cash held at a major financial institution.

[2] Revenue recognition:

Revenues and expenses related to investment banking activities are recorded on an accrual basis when earned and incurred, respectively.

[3] Income taxes:

As a single member limited liability company, the Company does not incur any liability for federal, state, or city income taxes since all income, deductions and credits are reportable by its member.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and the National Association of Securities Dealers, Inc "NASD" the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 times net capital. At December 31, 2004, the Company had net capital of $48,772 or $43,772 in excess of its required net capital of $5,000. At December 31, 2004, the ratio of aggregate indebtedness to net capital is 0.32 to 1.

NOTE D - RELATED PARTY TRANSACTIONS

The Parent pays certain expenses (rent, office supplies, salaries, travel, postage, telephone and consulting fees) on behalf of the Company and charges the Company a monthly management fee representing its share of such expenses. Management fees amounted to $387,687 for the year ended December 31, 2004.

FINANCO SECURITIES, LLC
(a wholly owned subsidiary of Financo Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2004

Member's equity	$ 48,772
Nonallowable assets	-
Net capital	$ 48,772
Minimum net capital requirement	$ 5,000
Excess of net capital	$ 43,772
Aggregate indebtedness - accrued expenses	$ 15,500
Ratio of aggregate indebtedness to net capital	.32 to 1

There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited December 31, 2004, Part II A Focus Filing.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managing Member of
Financo Securities, LLC
New York, New York

In planning and performing our audit of the financial statements and supplementary information of Financo Securities, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons.
- Recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

Our opinion recognizes that it is not practicable in a company the size of Financo Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report in intended solely for the use of management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
January 11, 2005